Filed pursuant to Rule 424(b)(2)

Registration No. 333-142960

Prospectus Supplement

(To prospectus dated May 15, 2007)

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount Of Registration Fee(1)(2)
6.375% Senior Notes due 2017	$100,000,000	99.637%	$98,637,000	$3,028.16

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)

This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” in the Company’s Registration Statement on Form S-3 (File No. 333-142960) in accordance with Rules 456(b) and 457(r) under the Securities Act.

$100,000,000

Health Net, Inc.

6.375% Senior Notes due 2017

The notes will bear interest at the rate of 6.375% per year. Interest on the notes is payable on June 1 and December 1 of each year, beginning on December 1, 2007. The notes will mature on June 1, 2017. We may redeem the notes, in whole or in part, at any time at the “make whole” redemption price described in “Description of Notes - Optional Redemption.”

The notes will be senior unsecured obligations of our company and will rank equally with all of our other senior unsecured indebtedness.

The $100,000,000 aggregate principal amount of notes offered pursuant to this prospectus supplement will be consolidated with, and will constitute the same series as, the $300,000,000 aggregate principal amount of our 6.375% Senior Notes due 2017, which we issued on May 18, 2007. Upon issuance and delivery of the notes offered by this prospectus supplement, the total aggregate principal amount outstanding of our 6.375% Senior Notes due 2017 will be $400,000,000.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-4.

	Price to Public(1)	Underwriting Discounts	Proceeds to Us
Per Note	98.637%	0.500%	98.137%
Total	$98,637,000	$500,000	$98,137,000
(1)	Plus accrued interest from May 18, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made to investors on or about May 31, 2007.

Joint Book-Running Managers

Banc of America Securities LLC	Credit Suisse

Prospectus Supplement dated May 29, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus may only be accurate as of the date of the applicable document.

In this prospectus supplement, unless otherwise indicated or the context otherwise requires: (1) the terms “Health Net,” “we,” “our,” “company,” “issuer” or “us” refer to Health Net, Inc. and its subsidiaries, (2) the term “notes” refers to the $400,000,000 aggregate principal amount of 6.375% Senior Notes due 2017 and (3) the term “underwriters” refers to the firms listed on the cover of this prospectus supplement.

Prospectus Supplement

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WHERE YOU CAN FIND MORE INFORMATION

We make available free of charge on or through our Internet web site, www.healthnet.com, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. Copies of our Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the Audit Committee, Compensation Committee, Governance Committee and Finance Committee of our Board of Directors are also available on our Internet web site. We will provide electronic or paper copies free of charge upon request.

We are subject to the information and reporting requirements of the Exchange Act, under which we file periodic reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Please call the SEC at 800-SEC-0330 for further information about the Public Reference Room. These filings also are available on our corporate website, www.healthnet.com. Information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

INFORMATION INCORPORATED BY REFERENCE

Rather than include certain information in this prospectus supplement that we have already included in reports filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement. Accordingly, we incorporate by reference the following documents filed by Health Net, Inc.:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2007;

•	Current Report on Form 8-K dated January 3, 2007 (filed January 3, 2007);

•	Current Report on Form 8-K dated February 23, 2007 (filed February 26, 2007);

•	Current Report on Form 8-K dated February 23, 2007 (filed February 28, 2007);

•	Current Report on Form 8-K dated March 14, 2007 (filed March 14, 2007); and

•	Current Report on Form 8-K dated May 18, 2007 (filed May 18, 2007).

In addition, all reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement will be deemed to be incorporated by reference in this prospectus supplement and to be part of this prospectus supplement from the date of the filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents that are incorporated into this prospectus supplement by reference, other than exhibits to any such document unless such exhibits are specifically incorporated by reference into the document to which this prospectus supplement refers. You should direct such requests to Health Net, Inc., 21650 Oxnard Street, Woodland Hills, California 91367, Attention: Investor Relations, Telephone: (818) 676-6000.

You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus or any supplement to this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell any notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the prospectus, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, regarding our business, financial condition and results of operations. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements involve risks and uncertainties. All statements other than statements of historical information provided or incorporated by reference herein may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “may,” “should,” “could,” “estimate” and “intend” and other similar expressions are intended to identify forward-looking statements. Managed health care companies operate in a highly competitive, constantly changing environment that is significantly influenced by, among other things, aggressive marketing and pricing practices of competitors and regulatory oversight. Factors that could cause our actual results to differ materially from those reflected in forward-looking statements include, but are not limited to, those risks discussed in our other filings from time to time with the SEC.

Any or all forward-looking statements in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many of the factors under the heading “Risk Factors” in this prospectus supplement will be important in determining future results. These factors should be considered in conjunction with any discussion of operations or results by us or our representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors or other communications by us. You should not place undue reliance on any forward-looking statements, which reflect management’s analysis, judgment, belief or expectation only as of the date thereof. Except as may be required by law, we do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications.

SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before investing in the notes. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information.”

Health Net, Inc.

We are an integrated managed care organization that delivers managed health care services through health plans and government sponsored managed care plans. We operate and conduct our businesses through subsidiaries of Health Net, Inc., which is among the nation’s largest publicly traded managed health care companies.

Our health plans and government contracts subsidiaries provide health benefits through our health maintenance organizations, or HMOs, insured preferred provider organizations, or PPOs, and point-of-service, or POS, plans to approximately 6.6 million individuals in 27 states and the District of Columbia through group, individual, Medicare (including the Medicare prescription drug benefit commonly referred to as “Part D”), Medicaid, TRICARE and Veterans Affairs programs to approximately 7.3 million individuals. Our behavioral health services subsidiary, Managed Health Network, provides behavioral health, substance abuse and employee assistance programs. Our subsidiaries also offer managed health care products related to prescription drugs and offer managed health care product coordination for multi-region employers and administrative services for medical groups and self-funded benefits programs. In addition, we own health and life insurance companies licensed to sell exclusive provider organization, also known as “EPO,” PPO, POS and indemnity products, as well as auxiliary non-health products such as life and accidental death and dismemberment, dental, vision, behavioral health and disability insurance.

Our executive offices are located at 21650 Oxnard Street, Woodland Hills, California 91367, and our Internet web site address is www.healthnet.com. Information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	Health Net, Inc.

Additional Notes	$100,000,000 aggregate principal amount of 6.375% Senior Notes due 2017 offered hereby.

Prior Notes	$300,000,000 aggregate principal amount of 6.375% Senior Notes due 2017 issued by us on May 18, 2007.

Notes	The additional notes and the prior notes. The additional notes offered pursuant to this prospectus supplement shall be consolidated with, and shall constitute the same series as, the prior notes issued by us on May 18, 2007. See “Description of Notes—Additional Issuances.”

Maturity	The notes will mature on June 1, 2017.

Interest Rate	The notes will bear interest at a rate of 6.375% per year.

Interest Payment Dates	June 1 and December 1 of each year, beginning December 1, 2007.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries.

Optional Redemption	We may redeem the notes, in whole or in part, at any time or from time to time at the “make whole” redemption price described in “Description of Notes—Optional Redemption.”

Change of Control	Upon the occurrence of both (1) a change of control by us and (2) a below investment grade rating by any two of Moody’s Investors Service, Inc., or Moody’s, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or S&P, and Fitch, Inc., or Fitch, within a specified period, we will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Notes—Change of Control.”

Covenants

The indenture governing the notes contains covenants that, subject to exceptions and qualifications:

•     limit our ability and the ability of certain of our subsidiaries to create liens; and

•     limit our ability to consolidate, merge or transfer all or substantially all of our assets.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $97,937,000, after deduction of estimated underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering to repay existing indebtedness. See “Use of Proceeds.”

Additional Issuances	We may “reopen” this series of notes and issue an unlimited principal amount of additional notes of this series in the future. See “Description of Notes—Additional Issuances.”

Risk Factors	See “Risk Factors” and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the notes.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following table presents our summary consolidated historical financial and other data as of and for the years ended December 31, 2004, 2005 and 2006 and as of and for the three months ended March 31, 2007. The summary consolidated historical financial and other data as of and for the three years ended December 31, 2006 has been derived from our audited consolidated financial statements. The summary consolidated historical financial and other data as of and for the three months ended March 31, 2007 are derived from our unaudited financial statements. The summary consolidated historical financial and other data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the period ended March 31, 2007, which are incorporated by reference into this prospectus supplement.

	Three Months Ended	Year Ended December 31,
	March 31, 2007	2006	2005	2004
	(unaudited)
	(Dollars in thousands, except per share and PMPM data)
REVENUES:
Health plan services premiums	$2,777,259	$10,364,740	$9,506,865	$9,517,530
Government contracts	607,995	2,376,014	2,307,483	2,021,871
Net investment income	31,364	111,042	72,751	58,147
Administrative services fees and other income	12,294	56,554	53,434	48,845

Total revenues	$3,428,912	$12,908,350	$11,940,533	$11,646,393

INCOME SUMMARY:
Net income	$88,585	$329,313	$229,785	$42,604

BALANCE SHEET DATA:
Cash and cash equivalents and investments available for sale	$2,342,332	$2,120,844	$2,106,303	$1,782,102
Total assets	4,720,664	4,297,022	3,940,722	3,653,194
Senior notes payable	—	—	387,954	397,760
Bridge loan	—	200,000	—	—
Term loan	300,000	300,000	—	—
Revolving credit facility	100,000	—	—	—
Total stockholders’ equity	1,862,574	1,778,965	1,589,075	1,272,880

OTHER DATA:
Pretax margin	4.2%	3.7%	3.2%	0.6%
Health plan services medical care ratio (MCR)	84.3%	83.0%	84.3%	88.4%
Government contracts cost ratio	93.3%	94.0%	95.8%	95.3%
Administrative expense ratio	10.7%	11.4%	10.3%	9.7%
Selling costs ratio	2.5%	2.4%	2.3%	2.5%
Health plan services premiums per member per month (PMPM)	$259.35	$243.70	$235.80	$216.34
Health plan services costs PMPM	$218.62	$202.22	$198.75	$191.24
Net cash provided by (used in) operating activities	$344,027	$277,937	$191,394	$(54,912)
Net cash provided by (used in) investing activities	$15,180	$(184,879)	$(244,046)	$(14,242)
Net cash (used in) provided by financing activities	$(114,842)	$(130,737)	$73,035	$(69,615)

RISK FACTORS

An investment in the notes involves risks, including risks inherent in our business. You should carefully consider the risks described below as well as other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the notes. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and/or results of operations could be materially adversely affected by any of these risks. Further, the price of the notes could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our profitability will depend, in part, on our ability to accurately predict and control health care costs.

A substantial majority of the revenue we receive is used to pay the costs of health care services or supplies delivered to our members. The total health care costs we incur are affected by the number and type of individual services provided and the cost of each service. Our future profitability will depend, in part, on our ability to accurately predict health care costs and to control future health care utilization and costs through underwriting criteria, utilization management, product design and negotiation of favorable professional and hospital contracts. Periodic renegotiations of hospital and other provider contracts, coupled with continued consolidation of physician, hospital and other provider groups, may result in increased health care costs or limit our ability to negotiate favorable rates. Changes in utilization rates, demographic characteristics, the regulatory environment, health care practices, inflation, new technologies, clusters of high-cost cases, continued consolidation of physician, hospital and other provider groups and numerous other factors affecting health care costs may adversely affect our ability to predict and control health care costs as well as our financial condition, results of operations and cash flows. In addition, a large scale public health epidemic, such as the avian flu, could affect our ability to control health care costs. See “—Large-scale public health epidemics and / or terrorist activity could cause us to incur unexpected health care and other costs and could materially and adversely affect our business financial condition and results of operations.”

For several years, one of the fastest increasing categories of our health care costs has been the cost of hospital-based products and services. Factors underlying the increase in hospital costs include, but are not limited to, the underfunding of public programs, such as Medicaid and Medicare, growing rates of uninsured individuals, new technology, state initiated mandates, alleged abuse of hospital chargemasters, an aging population and, under certain circumstances, relatively low levels of hospital competition. Another significant category of our health care costs is costs of pharmaceutical products and services. Recently, the rate of increase in pharmaceutical costs has not been as a great as prior years due to a movement of several high volume drugs to lower cost generic status. Other factors affecting our pharmaceutical costs include, but are not limited to, the price of drugs, utilization of new and existing drugs and changes in discounts.

As a measure of the impact of medical cost on our financial results, relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results. For example, if medical costs increased by 1% without a proportional change in related revenues for our health plan products, our annual net earnings for 2006 would have been reduced by approximately $54 million. The inability to forecast and manage our health care costs could have a material adverse effect on our business, financial condition or results of operations.

We face competitive pressure to contain premium prices.

In addition to the challenge of controlling health care costs, we face competitive pressure to contain premium prices. While health plans compete on the basis of many factors, including service and the quality and depth of provider networks, price will continue to be a significant basis of competition. Our premium revenue is set in advance of the actual delivery of services, and, in certain circumstances, before contracting with providers. While we attempt to take into account our estimate of expected health care costs over the premium period in setting the premiums we charge, factors such as competition, regulations and other circumstances may limit our ability to fully base premiums on estimated costs. In addition, many factors may, and often do, cause actual health care costs to exceed those costs estimated and reflected in premiums. These factors may include increased utilization of services, increased cost of individual services, catastrophes, epidemics, seasonality, new mandated benefits or other regulatory changes, and insured population characteristics. Our financial condition or results of operations could be adversely affected by significant disparities between the premium increases of our health plans and those of our major competitors or by limitations on our ability to increase or maintain our premium levels.

Over the course of 2004 and 2005, we instituted premium increases at the high end of the range of premium increases instituted by our competitors in order to improve margins on our commercial health plan business. We lost members as a result of these premium increases. In 2006, our pricing was, we believe, more consistent with that of our competitors but there can be no assurance that we will not reinstitute higher premiums in the future. Any future increase in premiums could result in the loss of members. Maintaining premiums at the high end of the market also increases the risk that our health plans are affected by “adverse risk selection.” Adverse risk selection occurs when members who utilize higher levels of health care services compared with the insured population as a whole choose to remain with our health plans at the higher premium rates rather than risk moving to another plan. This could cause health care costs to be higher than anticipated and therefore cause our financial results to fall short of expectations.

In the various states in which we do business, premium prices are also constrained by state laws and regulations which restrict the spread between premiums and benefits, such as laws and regulations that require a minimum loss ratio of a certain percentage. These laws and regulations not only restrict our ability to raise our premiums but also create competitive pressure from some of our competitors who may have lower health care costs than we have and therefore price their premiums at relatively low levels in relation to our cost of care.

Our inability to estimate and maintain appropriate levels of reserves for claims may adversely affect our business, financial condition or results of operations.

Our reserves for claims are estimates of future costs based on various assumptions. The accuracy of these estimates may be affected by external forces such as changes in the rate of inflation, the regulatory environment, the judicious administration of claims, medical costs and other factors. Included in the reserves for claims are estimates for the costs of services that have been incurred but not reported and for claims received but not processed. These estimates are continually monitored and reviewed and, as settlements are made or estimates adjusted, differences are reflected in current operations. Given the uncertainties inherent in such estimates, the actual liability could differ significantly from the amounts reserved. If our actual liability for claims payments is higher than estimated, it could have a negative impact on our earnings per share in any particular quarter or annual period. If our actual liability is lower than estimated, it could mean that we set premium prices too high, which could result in a loss of membership. If we were to lose membership as a result of our premium prices being set too high, there can be no assurance that we would be able to regain that membership by reducing premiums.

Our businesses are subject to significant government regulation, which increases our cost of doing business and could adversely affect our ability to grow our businesses.

Our businesses are subject to extensive federal and state laws and regulations, including, but not limited to, financial requirements, licensing requirements, enrollment requirements and periodic examinations by governmental agencies. These laws and regulations are generally intended to benefit and protect providers and health plan members rather than stockholders of managed health care companies such as Health Net. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering these regulations. Existing or future laws and rules could force us to change how we do business and may restrict our revenue and/or enrollment growth, and/or increase our health care and administrative costs, and/or increase our exposure to liability with respect to members, providers or others.

In particular, our HMO and insurance subsidiaries are subject to regulations relating to cash reserves, minimum net worth, premium rates, and approval of policy language and benefits. Although these regulations have not significantly impeded the growth of our businesses to date, there can be no assurance that we will be able to continue to obtain or maintain required governmental approvals or licenses or that regulatory changes will not have a material adverse effect on us.

As a government contractor, we are subject to U.S. government oversight. The government may ask about and investigate our business practices and audit our compliance with applicable rules and regulations. Depending on the results of those audits and investigations, the government could make claims against us. Under government procurement regulations and practices, a negative determination resulting from such claims could result in a contractor being fined, debarred and/or suspended from being able to bid on, or be awarded, new government contracts for a period of time. We are also exposed to other risks associated with U.S. government contracting, including dependence upon Congressional appropriation and allotment of funds.

In addition, laws or regulations adopted in the future could adversely affect our business. See “—Proposed federal and state legislation and regulations affecting the managed care industry could adversely affect us.”

Delays in obtaining or failure to obtain or maintain governmental approvals, or moratoria imposed by regulatory authorities, could adversely affect our revenue or the number of our members, increase costs or adversely affect our ability to bring new products to market as forecasted.

Our efforts to capitalize on Medicare business opportunities could prove to be unsuccessful.

Medicare programs represent a significant portion of our business, accounting for approximately 18% of our total revenue in 2006 and an expected 20% in 2007. Over the last several years we have significantly expanded our Medicare health plans and restructured our Medicare program management team and operations to enhance our ability to pursue business opportunities presented by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, and the Medicare program generally. For example, we recently introduced private fee-for-service, or PFFS, Medicare Advantage plans, expanded our Medicare Part D prescription drug benefits plans to all 50 states, and are in the process of enhancing our HMO/PPO product offerings. This growth requires substantial administrative and operational capabilities which we have developed or for which we have contracted. For example, we use a third party vendor to administer the enrollment and billing functions for Medicare Part D and PFFS, as well as processing claims for PFFS. If the execution of these key operational functions is not successful, or we are unable to develop administrative capabilities to address the additional needs of our growing Medicare programs, it could have a material adverse effect on our Medicare business.

Particular risks associated with our providing Medicare Part D prescription drug benefits under the MMA include potential uncollectability of receivables, inadequacy of pricing assumptions, inability to receive and process information and increased pharmaceutical costs, (as well as the underlying seasonality of this business). In addition, in connection with our participation in the Medicare Advantage and Part D programs, we regularly record revenues associated with the risk adjustment reimbursement mechanism employed by CMS. This mechanism is designed to appropriately reimburse health plans for the relative health care cost risk of its Medicare enrollees. While we have historically recorded revenue and received payment for risk adjustment reimbursement settlements, there can be no assurance that we will receive payment from the federal Centers for Medicare & Medicaid Services, or CMS, for the levels of the risk adjustment premium revenue recorded in any given quarter.

If the cost and complexity of the recent Medicare changes exceed our expectations or prevent effective program implementation; if the government alters or reduces funding of Medicare programs because of the higher-than-anticipated cost to taxpayers of the MMA or for other reasons; if we fail to design and maintain programs that are attractive to Medicare participants; or if we are not successful in winning contract renewals or new contracts under the MMA’s competitive bidding process, our current Medicare business and our ability to expand our Medicare operations could be materially and adversely affected, and we may not be able to realize any return on our investments in Medicare initiatives.

A significant reduction in revenues from the government programs in which we participate could have an adverse effect on our business, financial condition or results of operations.

Approximately 46% of our revenues relate to federal, state and local government health care coverage programs, such as Medicare, Medicaid and TRICARE. All of the revenues in our Government Contracts segment come from the federal government. Under government-funded health programs, the government payor typically determines premium and reimbursement levels. If the government payor reduces premium or reimbursement levels or increases them by less than our costs increase, and we are unable to make offsetting adjustments through supplemental premiums and changes in benefit plans, we could be adversely affected. Contracts under these programs are generally subject to frequent change, including changes which may reduce the number of persons enrolled or eligible, reduce the revenue received by us or increase our administrative or health care costs under such programs. Changes of this nature could have a material adverse effect on our business, financial condition or results of operations. Changes to government health care coverage programs in the future may also affect our willingness to participate in these programs.

The amount of government receivables set forth in our consolidated financial statements represents our best estimate of the government’s liability to us under TRICARE and other federal government contracts. In general, government receivables are estimates and subject to government audit and negotiation. In addition, inherent in government contracts are an uncertainty of and vulnerability to disagreements with the government. Final amounts we ultimately receive under government contracts may be significantly greater or less than the amounts we initially recognize on our financial statements.

Health care operations under our TRICARE North contract are scheduled to conclude on March 31, 2009, unless extended by the Department of Defense. The Department of Defense has the option to extend the TRICARE North contract for up to two additional one-year option periods. If the Department of Defense elects to extend for two additional one-year option periods and both option periods are exercised, the TRICARE North contract would conclude on March 31, 2011. If the Department of Defense does not elect to extend our TRICARE North contract, we will be required to participate in the bidding process for a new contract. If we were not awarded a new TRICARE contract, it would have a material adverse effect on our business, results of operation and financial condition.

States periodically consider reducing or reallocating the amount of money they spend for Medicaid. Currently, many states are experiencing budget deficits, and some states, including California, have reduced or have begun to reduce, or have proposed reductions in, payments to Medicaid managed care providers. Any significant reduction in payments received in connection with Medicaid could adversely affect our business, financial condition or results of operations.

We may experience losses as a result of the regional concentration of our business.

Our business operations are concentrated in the Northeast (in the states of Connecticut, New York and New Jersey) and in the states of California, Arizona and Oregon. Our California operations represented approximately 45.5% of our total revenue in 2006. Due to this concentration in a small number of states, and, in particular, California, we are exposed to the risk of a deterioration in our financial results arising from a significant economic downturn in one or more of these states. If economic conditions in these states significantly deteriorate, we may experience a reduction in existing and new business, which may have a material adverse effect on our business, financial condition and results of operations. In addition, if any one of our health plans experiences significant losses, our consolidated results of operations may be materially and adversely affected. A deterioration in margins in any one of the states in which we operate, or a loss of large accounts to national competitors, could have an adverse effect on our financial condition or results of operations if we are unable to offset the deterioration with adequate future premium increases.

Proposed federal and state legislation and regulations affecting the managed health care industry could adversely affect us.

The United States Congress and federal and state regulatory agencies frequently consider legislative proposals and regulatory initiatives which, if enacted, could materially affect the managed health care industry and the regulatory environment. These proposals have included initiatives which, if enacted, could have significant adverse effects on our operations, including subjecting us to additional litigation risk, regulatory compliance costs and restrictions on our business operations. Such measures have proposed, among other things, to:

•	Restrict or eliminate health insurers and health plans in the marketplace;

•	Restrict a health insurer or health plan’s profitability or regulate the medical cost ratio;

•	Require health plans to pay significantly higher taxes, or reduce government funding of government-sponsored health programs in which we participate;

•	Restrict the ability of health plans to establish member financial responsibility;

•

Mandate certain benefits and services that could increase the cost of healthcare or administrative services, or to manage the member’s care through authorization requirements, requirements of medical necessity, or formularies for covered pharmaceuticals;

•	Restrict our ability to contract with and manage access to providers and provider groups, enhance certain provider payments or appeal rights, or restrict our ability to select and terminate providers;

•	Mandate certain grievance and appeal rights for our members, including establishment of third-party reviews of certain care decisions; and

•

Regulate the individual coverage market by restricting or mandating premium levels, restrict our underwriting discretion, or restrict our ability to rescind coverage based on a member’s misrepresentations and omissions.

Recently, the issue of affordable health insurance and the challenge of insuring the uninsured have generated much public attention. In states where we conduct business, governors and state legislatures are considering various proposals to cover the uninsured. These proposals include, but are not limited to, restructuring the health insurance market to mandate coverage, guaranteeing insurance in the individual market, merging individual and small group markets, placing a cap on loss ratios or premiums or otherwise taking steps to expand access to health insurance in a manner that does not allow for management of risk.

The decisions of health plans to rescind coverage and decline payment to treating providers has also generated public attention, particularly in California. This has, in turn, generated a petition by a consumer group to the California Department of Managed Health Care, or DMHC, to adopt regulations to restrict these practices. The DMHC is currently considering such a regulation and has held a public hearing on the subject. On February 23, 2007, a bill was introduced in the California legislature that further restricts a health plan’s or insurer’s ability to rescind the beneficiary’s coverage and to deny payment to treating providers.

We cannot predict the outcome of the legislative and regulatory proposals described above or any other such legislative or regulatory proposals, nor the extent to which we may be affected by the enactment of any such legislation or regulations. Such legislation or regulation, including measures that would cause us to change our current manner of operation or increase our exposure to liability, could have a material adverse effect on our results of operations, financial condition and ability to compete in our industry.

Federal and state audits, review and investigations of us and our subsidiaries could have a material adverse effect on our operations.

We have been and, in some cases, currently are, involved in various federal and state governmental audits, reviews and investigations. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and others. Such audits, reviews and investigations could result in the loss of licensure or the right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could negatively affect our reputation in various markets and make it more difficult for us to sell our products and services.

Many regulatory audits, reviews and investigations in recent years have focused on the timeliness and accuracy of claims payments by managed care companies and health insurers. Our subsidiaries have been the subject of audits, reviews and investigations of this nature. Depending on the circumstances and the specific matters reviewed, regulatory findings could require remediation of claims payment errors and payment of penalties of material amounts that could have a material adverse effect on our results of operations.

For example, we are currently the subject of a regulatory investigation in New Jersey that relates to the timeliness and accuracy of our claim payments for services rendered by out of network providers. The New Jersey Department of Banking and Insurance, or the New Jersey DOBI, has commenced an audit of our claims payment practices for out of network claims. Depending on the outcome of the audit, the New Jersey DOBI could impose monetary fines or require remediation of out of network claims payment inaccuracies which could have significant adverse effects on our business. Our New Jersey and New York health plans have also been subject to other investigations by the New Jersey DOBI and the New York Department of Insurance on a variety of other claims payment matters and in some cases have entered into consent agreements relating to, and have agreed to pay fines in connection with, these claims payment practices. Similarly, HN California, our California HMO, has entered into a Consent Agreement with the California DMHC regarding its prepayment line item review and repricing processes.

In addition, from time to time, agencies of the U.S. government investigate whether our operations are being conducted in accordance with regulations applicable to government contractors. U.S. government investigations of us, whether relating to government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to maintain good relations with the physicians, hospitals and other providers that we contract with, our profitability could be adversely affected.

We contract with physicians, hospitals and other providers as a means to assure access to health care services for our members, to manage health care costs and utilization and to better monitor the quality of care being delivered. In any particular market, providers could refuse to contract with us, demand higher payments or take other actions, including litigation, which could result in higher health care costs, less desirable products for customers and members, disruption to provider access for current members or to support growth, or difficulty in meeting regulatory or accreditation requirements. In some markets, certain providers, particularly hospitals, physician/hospital organizations and multi-specialty physician groups, may have significant market positions or even monopolies. Some of these providers may compete directly with us. If these providers refuse to contract with us or utilize their market position to negotiate favorable contracts or place us at a competitive disadvantage, our ability to market our products or to be profitable in those areas could be adversely affected.

We contract with professional providers in California primarily through capitation fee arrangements. We also use capitation fee arrangements in areas other than California, but to a lesser extent. Under a capitation fee arrangement, we pay a provider group a fixed amount per member on a regular basis and the provider group accepts the risk of the frequency and cost of member utilization of professional services. Provider groups that enter into capitation fee arrangements generally contract with specialists and other secondary providers, and may contract with primary care physicians, to provide services. The inability of provider groups to properly manage costs under capitation arrangements can result in their financial instability and the termination of their relationship with us. A provider group’s financial instability or failure to pay secondary providers for services rendered could lead secondary providers to demand payment from us, even though we have made our regular capitated payments to the provider group. Depending on state law, we could be liable for such claims. In California, the liability of our HMO subsidiaries for unpaid provider claims has not been definitively settled. There can be no assurance that we will not be liable for unpaid provider claims. There can also be no assurance that providers with whom we contract will properly manage the costs of services, maintain financial solvency or avoid disputes with secondary providers, the failure of any of which could have an adverse effect on the provision of services to members and our operations.

Some providers that render services to our members and insureds are not contracted with our plans and insurance companies. In those cases, there is no pre-established understanding between the provider and the plan about the amount of compensation that is due to the provider. In some states and product lines, the amount of compensation is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translated into dollar terms. In such instances providers may believe they are underpaid for their services and may either litigate or arbitrate their dispute with the plan or balance bill our member. We may then have an obligation to protect our members against financial harm, either by paying the provider the additional amount demanded or by reimbursing the member for his/her out-of-pocket payment. The uncertainty of the amount to pay and the possibility of subsequent adjustment of the payment could adversely affect our financial position or results of operations.

Provider groups and hospitals have in certain situations commenced litigation and/or arbitration proceedings against us to recover amounts they allege to be underpayments due to them under their contracts with us. We believe that provider groups and hospitals have become increasingly sophisticated in their review of claim payments and contractual terms in an effort to maximize their payments from us and have increased their use of outside professionals, including accounting firms and attorneys, in these efforts. These efforts and the litigation and arbitration that result from them could have a material adverse effect on our results of operations and financial condition. During the fourth quarter of 2004, we recorded a $169 million pretax charge related to expenses associated with settlements involving provider disputes.

We face risks related to litigation, which, if resolved unfavorably, could result in substantial penalties and/or monetary damages, including punitive damages. In addition, we incur material expenses in the defense of litigation and our results of operations or financial condition could be adversely affected if we fail to accurately project litigation expenses.

We are subject to a variety of legal actions to which any corporation may be subject, including employment and employment discrimination-related suits, employee benefit claims, wage and hour claims, breach of contract actions, tort claims, fraud and misrepresentation claims, shareholder suits, including suits for securities fraud, and intellectual property and real estate related disputes. In addition, we incur and likely will continue to incur potential liability for claims related to the insurance industry in general and our business in particular, such as claims by members alleging failure to pay for or provide health care, poor outcomes for care delivered or arranged, improper rescission, termination or non-renewal of coverage and insufficient payments for out-of-network services; claims by employer groups for return of premiums; and claims by providers, including claims for withheld or otherwise insufficient compensation or reimbursement, claims related to self-funded business, and claims related to reinsurance matters. Such actions can also include allegations of fraud, misrepresentation, and unfair or improper business practices and can include claims for punitive damages. Also, there are currently, and may be in the future, attempts to bring class action lawsuits against various managed care organizations, including us. In some of the cases pending against us, substantial non-economic or punitive damages are also being sought.

For example in McCoy v. Health Net, Inc. et al., and Wachtel v. Guardian Life Insurance Co., the plaintiffs allege that the manner in which our various subsidiaries paid member claims for out-of-network services was improper. Plaintiffs sought severe sanctions against us for a variety of alleged misconduct, discovery abuses and fraud on the court. In December 2006, the court in the McCoy and Wachtel matters issued an order against us that, among other things, required us to pay plaintiffs’ attorneys’ fees in connection with the sanctions proceedings in an amount to be determined at a later date. In addition, the court ordered that a special master be retained at our expense to monitor the completion of discovery in the case and assessed a monetary fine against us in an amount to be determined at a later date. Based on our assessment of developments in this litigation, during the three months ended December 31, 2006, we recorded a pretax charge of approximately $37 million in anticipation of our ongoing litigation defense expenses in these cases, as well as the probable award of attorneys’ fees.

We cannot predict the outcome of any lawsuit with certainty, and we are incurring material expenses in the defense of litigation matters, including without limitation, substantial discovery costs. While we currently have insurance coverage for some of the potential liabilities relating to litigation, other such liabilities (such as punitive damages or the cost of implementing changes in our operations required by the resolution of a claim), may not be covered by insurance. In addition, the insurers could dispute coverage or the amount of insurance could not be sufficient to cover the damages awarded. Insurance coverage for all or certain types of liability may become unavailable or prohibitively expensive in the future or the deductible on any such insurance coverage could be set at a level that would result in us effectively self-insuring cases against us. The deductible on our errors and omissions insurance, or E&O insurance, has reached such a level. Given the amount of the deductible, the only cases which would be covered by our E&O insurance are those involving claims that substantially exceed our average claim values and otherwise qualify for coverage under the terms of the insurance policy.

Recent court decisions and legislative activity may increase our exposure for any of the types of claims we face. There is a risk that we could incur substantial legal fees and expenses, including discovery expenses, in any of the actions we defend in excess of amounts budgeted for defense. Plaintiffs’ attorneys have increasingly used expansive electronic discovery requests as a litigation tactic. Responding to these requests, the scope of which may exceed the normal capacity of our historical systems for archiving and organizing electronic documents, may require application of significant resources and impose significant costs on us. In certain cases, we could also be subject to awards of substantial legal fees and costs to plaintiffs’ counsel.

We regularly evaluate litigation matters pending against us, including those described in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference herein, to determine if settlement of such matters would be in the best interests of the company and its stockholders. The costs associated with any such settlement could be substantial and, in certain cases, could result in an earnings charge in any particular quarter in which we enter into a settlement agreement. Although we have recorded litigation reserves which represent our best estimate on probable losses, both known and incurred but not reported, our recorded reserves might prove to be inadequate to cover an adverse result or settlement for extraordinary matters, such as the matters described in Note 12. Therefore, costs associated with the various litigation matters to which we are subject and any earnings charge recorded in connection with a settlement agreement could have a material adverse effect on our financial condition or results of operations.

Our forecasts and other forward-looking statements are based on a variety of assumptions that are subject to significant uncertainties. Our performance may not be consistent with these forecasts and forward-looking statements.

From time to time in press releases and otherwise, we publish forecasts or other forward-looking statements regarding our future results, including estimated revenues, net earnings and other operating and financial metrics. Any forecast of our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and, as a matter of course, any number of them may prove to be incorrect. For example, during 2006, gross margins in our commercial and Medicare lines of business were better than expected, pretax margins in our Government Contracts segment were higher than projected and administrative expenses were higher than expected. In prior years, commercial and Medicare health care costs have been higher than anticipated, causing margins to narrow more than expected and causing a negative impact on our financial and operating results.

The achievement of any forecast depends on numerous risks and other factors, including those described in this prospectus supplement, many of which are beyond our control. As a result, we cannot assure that our performance will meet any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize the entire mix of publicly available historical and forward-looking information, as well as other available information affecting us, our services, and our industry when evaluating our forecasts and other forward-looking statements relating to our operations and financial performance.

The markets in which we do business are highly competitive. If we do not design and price our products competitively, our membership and profitability could decline.

We are in a highly competitive industry. Many of our competitors may have certain characteristics, capabilities or resources, such as greater market share, superior supplier arrangements and existing business relationships, that give them an advantage in competing with us. These competitors include HMOs, PPOs, self-funded employers, insurance companies, hospitals, health care facilities and other health care providers. In addition, other companies may enter our markets in the future, including emerging competitors in the Medicare program and in consumer-directed health plans. We believe that increased funding provided by the MMA will increase the number of competitors in senior health services and could affect our Medicare Advantage program. For example, in 2006, a large PPG in Kern County, California was able to secure a Knox-Keene license and a contract with CMS and is now in direct competition with our Medicare operations in that county.

In addition, financial services or other technology-based companies could enter the market and compete with us on the basis of their streamlined administrative functions. The addition of new competitors can occur relatively easily and customers enjoy significant flexibility in moving between competitors. There is a risk that our customers may decide to perform for themselves functions or services currently provided by us, which could result in a decrease in our revenues. In addition, our providers and suppliers may decide to market products and services to our customers in competition with us.

In recent years, there has been significant merger and acquisition activity in our industry and in industries that act as our suppliers, such as the hospital, physician, pharmaceutical and medical device industries. This activity may create stronger competitors and/or result in higher health care costs. In addition, our contracts with government agencies are frequently up for re-bid and the loss of any significant government contract to a competitor could have an adverse effect on our financial condition and results of operations. To the extent that there is strong competition or that competition intensifies in any market, our ability to retain or increase customers, our revenue growth, our pricing flexibility, our control over medical cost trends and our marketing expenses may all be adversely affected.

In the past several years we have experienced significant turnover in senior management. If we are unable to manage succession of our key executives, it could adversely affect our business.

We have experienced a high turnover in our senior management team in recent years. While we have succession plans in place and have employment arrangements with certain of our key executives, these do not guarantee that the services of these key executives will continue to be available to us. We would be adversely affected if we fail to adequately plan for future turnover of our senior management team.

Our efforts to capitalize on business opportunities provided by consumer-directed healthcare could prove to be unsuccessful.

Nearly every major managed care organization has launched, announced or is developing HSA-compatible high-deductible health plans. We have launched Health Savings Accounts, or HSA, programs in our Northeast, Arizona, California and Oregon health plans. Our HSA programs represented a very small percentage of our total revenue in 2006. Some of our large competitors, such as Aetna and Blue Cross Blue Shield plans, have made large investments in, and heavily marketed, their consumer-directed health plans and have gained more enrollment in many markets across the country. If their enrollment trend continues, it may widen the competitive gap between us over the next several years. If we fail to design, maintain and effectively market consumer-directed health care programs that are attractive to consumers and, as a result, are unable to achieve a competitive market share in the consumer-directed care category, it could have a material adverse effect on our business, financial condition or results of operations.

We have a material amount of indebtedness and may incur additional indebtedness, or need to refinance existing indebtedness, in the future, which may adversely affect our operations.

We currently have a material amount of outstanding indebtedness, including the $300,000,000 aggregate principal amount of our 6.375% Senior Notes due 2017, which we issued on May 18, 2007. To provide liquidity, we currently have a $700 million five-year revolving credit facility that expires in June 2009. As of March 31, 2007, $100 million in borrowings were outstanding under our revolving credit facility. The funds drawn on the revolving credit facility were utilized to repay our $200 million bridge loan which matured in March 2007.

We may incur additional debt in the future. Our existing indebtedness, and any additional debt we incur in the future through drawings on our revolving credit facility or otherwise could have an adverse effect on our business and future operations. For example, it could:

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require us to dedicate a substantial portion of cash flow from operations to pay principal and interest on our debt, which would reduce funds available to fund future working capital, capital expenditures and other general operating requirements;

•	increase our vulnerability to general adverse economic and industry conditions or a downturn in our business; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

We are considering a variety of options to refinance our outstanding indebtedness, including, without limitation, potential structured financing arrangements and the issuance of new debt securities. Our ability to obtain any financing, whether through the issuance of new debt securities or otherwise, and the terms of any such financing are dependent on, among other things, our financial condition, financial market conditions within our industry and generally, credit ratings and numerous other factors. There can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time, if at all. If we are unable to obtain financing on terms and within a time acceptable to us it could, in addition to other negative effects, have a material adverse effect on our operations, financial condition, ability to compete or ability to comply with regulatory requirements.

Our revolving credit facility contains restrictive covenants that could limit our ability to pursue our business strategies.

Our revolving credit facility requires us to comply with various covenants that impose restrictions on our operations, including our ability to incur additional indebtedness, pay dividends, make investments or other restricted payments, sell or otherwise dispose of assets and engage in other activities. In addition, we are required to comply with certain financial covenants, including a maximum leverage ratio, a minimum borrower cash flow fixed charge coverage ratio or, depending on our debt rating by Moody’s and/or S&P, a minimum fixed charge coverage ratio and a minimum consolidated net worth requirement.

The restrictive covenants under our revolving credit facility could limit our ability to pursue our business strategies. In addition, any failure by us to comply with the restrictive covenants under our revolving credit facility could result in an event of default under those borrowing arrangements, in which case the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable, which could have a material adverse effect on our financial condition.

If we fail to effectively maintain our management information systems, it could adversely affect our business.

Our business depends significantly on effective information systems. The information gathered and processed by our management information systems assists us in, among other things, pricing our services, monitoring utilization and other cost factors, processing provider claims, billing our customers on a timely basis and identifying accounts for collection. Our customers and providers also depend upon our information systems for membership verification, claims status and other information. We have many different information systems for our various businesses and these systems require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our merger, acquisition and divestiture activity requires frequent transitions to or from, and the integration of, various information management systems. We are in the process of consolidating a significant number of our core and surround systems as part of our Health Net One systems consolidation project. We believe that by consolidating our systems into one common nationwide set, we will gain operational and cost efficiencies. Any difficulty or unexpected delay associated with the transition to or from information systems, any inability or failure to properly maintain management information systems, or any inability or failure to successfully update or expand processing capability or develop new capabilities to meet our business needs, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, significant increases in administrative expenses and/or other adverse consequences. In addition, we may, from time-to-time, obtain significant portions of our systems-related or other services or facilities from independent third parties which may make our operations vulnerable to adverse effects if such third parties fail to perform adequately.

We must comply with restrictions on patient privacy and information security, including taking steps to ensure compliance by our business associates with HIPAA.

In December 2000, the Department of Health and Human Services promulgated regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, related to the privacy and security of electronically transmitted protected health information, or PHI. The regulations require health plans, clearinghouses and providers to (a) comply with various requirements and restrictions related to the use, storage and disclosure of PHI, (b) adopt rigorous internal procedures to safeguard PHI and (c) enter into specific written agreements with business associates to whom PHI is disclosed. The regulations also establish significant criminal penalties and civil sanctions for non-compliance. In addition, the regulations could expose us to additional liability for, among other things, violations of the regulations by our business associates. Although we provide for appropriate protections in our contracts with our business associates, we have limited control over their actions and practices. Compliance with HIPAA and other state and federal privacy regulations may result in cost increases due to necessary systems changes, the development of new administrative processes and the effects of potential noncompliance by our business associates.

Negative publicity regarding the managed health care industry could adversely affect our ability to market and sell our products and services.

Managed health care companies have received and continue to receive negative publicity reflecting the public perception of the industry. The managed health care industry has also recently experienced significant merger and acquisition activity, giving rise to speculation and uncertainty regarding the status of companies in our industry. Our marketing efforts may be affected by the amount of negative publicity to which the managed health care industry has been subject, as well as by speculation and uncertainty relating to merger and acquisition activity among companies in our industry. Speculation, uncertainty or negative publicity about us, our industry or our lines of business could adversely affect our ability to market and sell our products or services, require changes to our products or services, or stimulate additional legislation, regulation, review of industry practices or private litigation that could adversely affect us.

If we are unable to manage our general and administrative expenses, our business, financial condition or results of operations could be harmed.

The level of our administrative expenses can affect our profitability, and administrative expense increases are difficult to predict. While we attempt to effectively manage such expenses, including through the development of online functionalities and other projects designed to create administrative efficiencies (such as the Health Net One systems consolidation project), increases in staff-related and other administrative expenses may occur from time to time due to business or product start-ups or expansions (such as Medicare Advantage and Part D), growth, membership declines or changes in business, difficulties or delays in projects designed to create administrative efficiencies, acquisitions, reliance on outsourced services, regulatory requirements, including compliance with HIPAA regulations, or other reasons. For example, in 2005 we spent approximately $29 million in general and administrative expenses on Medicare-related opportunities. In 2006, our general and administrative expenses increased as a result of our focus on investing in commercial enrollment growth in targeted small group segments and for our ongoing investment in Medicare as we prepared for entry into the private fee-for-service market. In 2007, we expect our administrative expenses to increase as we continue to support expected commercial growth. There can be no assurance that we will be able to successfully manage our administrative expenses, which could have an adverse effect on our business, financial condition or results of operations.

If we are required to publicly disclose information regarding our reimbursement rates and other proprietary and trade secret information for our Connecticut Medicaid program, it could have a material adverse effect on our Connecticut Medicaid business.

In 2006, a petition was submitted to the Connecticut Freedom of Information Commission, or the CT FOIC, seeking, among other things, information regarding provider reimbursement rates and maintenance of other proprietary and trade secret information used by managed care organizations contracting with the Connecticut Department of Social Services in connection with the Connecticut Medicaid program. In response to the petition, the CT FOIC ruled that the Connecticut Department of Social Services must furnish the information requested and had to amend its existing contracts with managed care organizations participating in the Connecticut Medicaid program making them subject to the Connecticut Freedom of Information Act. Health Net of Connecticut and two other managed care organizations appealed the CT FOIC decision to the Connecticut Superior Court, which upheld the CT FOIC’s decision. Health Net of Connecticut has appealed the court’s decision to the Connecticut Appellate Court. In addition, there are several legislative proposals before the Connecticut General Assembly, which, if passed, could subject Health Net of Connecticut to the Connecticut Freedom of Information Act. If Health Net of Connecticut loses this appeal, or if legislation is passed that requires Health Net of Connecticut to publicly disclose information regarding its reimbursement rates and other proprietary and trade secret information, it could have a material adverse effect on Health Net of Connecticut’s ability to contract with providers in Connecticut and compete effectively in the Connecticut Medicaid program and could result in a decision to discontinue our participation in the Connecticut Medicaid program.

Changes in the value of our investment assets could have a negative effect on our results of operations and stockholders’ equity.

Substantially all of our investment assets are in interest-yielding debt securities of varying maturities. The value of fixed-income securities is highly sensitive to fluctuations in short- and long-term interest rates, with the value decreasing as such rates increase and increasing as such rates decrease. In addition, our regulated subsidiaries are also subject to state laws and regulations that govern the types of investments that are allowable and admissible in those subsidiaries’ portfolios. There can be no assurance that our investment assets will produce total positive returns or that we will not sell investments at prices that are less than the carrying value of these investments. Changes in the value of our investment assets, as a result of interest rate fluctuations or otherwise, could have a negative affect on our stockholders’ equity. In addition, if it became necessary for us to liquidate our investment portfolio on an accelerated basis, it could have an adverse effect on our results of operations.

We depend, in part, on independent brokers and sales agents to market our products and services, and recent regulatory investigations have focused on certain brokerage practices, including broker compensation arrangements and bid quoting practices.

We market our products and services both through sales people employed by us and through independent sales agents. Independent sales agents typically do not work with us on an exclusive basis and may market health care products and services of our competitors. We face intense competition for the services and allegiance of independent sales agents and we cannot assure you that these agents will continue to market our products at a reasonable cost. Although we have a number of sales employees and agents, if key sales employees or agents or a large subset of these individuals were to leave us, our ability to retain existing customers and members could be impaired.

There have been a number of investigations and enforcement actions against insurance brokers and insurers over the last several years regarding allegedly inappropriate or undisclosed payments made by insurers to brokers for the placement of insurance business. While we are not aware of any unlawful practices by the company or any of our agents or brokers in connection with the marketing and sales of our products and services, current investigations by the New York Attorney General and other regulators as well as regulatory changes initiated in several states in response to allegedly inappropriate payment practices could result in changes in industry practices that could have an adverse effect on our ability to market our products.

Large-scale public health epidemics and/or terrorist activity could cause us to incur unexpected health care and other costs and could materially and adversely affect our business, financial condition and results of operations.

An outbreak of a pandemic disease, such as the avian flu, and/or future terrorist activities, including bio-terrorism, could materially and adversely affect the U.S. economy in general and the health care industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, a large-scale public health epidemic or future acts of bio-terrorism could lead to, among other things, increased use of health care services, disruption of information and payment systems, increased health care costs due to increased in-patient and out-patient hospital costs and the cost of any anti-viral medication used to treat affected people.

Natural disasters, including earthquakes, fires and floods, could severely damage or interrupt our systems and operations and result in an adverse effect on our business, financial condition or results of operations.

Natural disasters such as fire, flood, earthquake, tornado, power loss, virus, telecommunications failure, break-in or similar event could severely damage or interrupt our systems and operations, result in loss of data, and/or delay or impair our ability to service our members and providers. We have in place a disaster recovery plan which is intended to provide us with the ability to maintain fully redundant systems for our operations in the event of a natural disaster utilizing various alternate sites provided by a national disaster recovery vendor. However, there can be no assurance that such adverse effects will not occur in the event of a disaster. Any such disaster or similar event could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Notes

We may be unable to generate the cash flow to service our debt obligations, including the notes.

We cannot assure you that our future cash flow will be sufficient to allow us to meet our payment obligations on our debt, including the notes. Our ability to generate cash flow from operations to make scheduled payments on our debt, including the notes, will depend on our future financial and operating performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, such as general economic and financial conditions in the managed health care industry, regulatory developments, downturns in the economy in general or the initiatives of our competitors. Our ability to generate cash flow to meet our payment obligations under our debt, including the notes, may also depend on our successful implementation of our operating and growth strategies. We cannot assure you that we will be able to implement our strategies or that the anticipated results of our strategies will be realized. If we do not generate sufficient cash flow to satisfy our obligations under our debt, including the notes, we may have to seek additional capital or undertake alternative financing plans, such as refinancing or restructuring our debt, or selling assets. Any of these actions could result in unanticipated costs, disrupt the implementation of our business or otherwise hinder our performance. Moreover, we may not be able to take any of these actions on commercially reasonable terms, or at all. Our inability to generate sufficient cash flow or to raise additional capital in order to satisfy our obligations under our debt, including the notes, or to refinance them on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

We are a holding company and a substantial amount of our cash flow is generated by our subsidiaries. Our regulated subsidiaries are subject to restrictions on the payment of dividends and maintenance of minimum levels of capital.

As a holding company, our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to pay our debt depends, in part, on the amount of cash that we receive from our subsidiaries. Our subsidiaries’ ability to make any payments to us will depend on their earnings, business and tax considerations, legal and regulatory restrictions and economic conditions. In addition, in certain states our regulated subsidiaries are subject to risk-based capital requirements, known as RBC. These laws require our regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance in their state of domicile and the National Association of Insurance Commissioners. Failure to maintain the minimum RBC standards could subject certain of our regulated subsidiaries to corrective action, including increased reporting and/or state supervision. In addition, in most states, we are required to seek prior approval before we transfer money or pay dividends from our regulated subsidiaries that exceed specified amounts. Our regulated subsidiaries are currently in compliance with the risk-based capital or other similar requirements imposed by their respective states of domicile. If our regulated subsidiaries are restricted from paying us dividends or otherwise making cash transfers to us, it could have a material adverse effect on our results of operations and Health Net, Inc.’s free cash flow, including our ability to pay principal and interest on the notes offered under this prospectus supplement.

Despite our current indebtedness level, we may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of our debt instruments will not fully prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The agreements governing our debt impose restrictions on our business and operations. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens on our assets, including the common stock of our subsidiaries;

•	sell assets;

•	create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

Furthermore, all of our indebtedness under our revolving credit facility bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify.

We may not be able to satisfy our obligations to holders of the notes or our obligations under our revolving credit facility upon a change of control.

In the event of a change of control triggering event, as described under “Description of Notes—Change of Control,” we will be required, subject to certain conditions, to offer to purchase all of the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. The terms of our revolving credit facility may require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in our revolving credit facility may not allow such repurchases. Our failure to purchase the notes would be a default under the indenture governing the notes. Even if we are able to repurchase the notes in the event of a change of control triggering event, the use of our cash resources to complete the repurchase may have a material adverse effect on our financial condition and results of operations.

An active trading market for the notes may not develop, which could make it more difficult for holders of the notes to sell their notes or result in a lower price at which holders would be able to sell their notes or both.

There can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of the holders of the notes to sell their notes or the price at which such holders would be able to sell their notes. As a result, the notes could trade at prices that may be lower than the initial market values of the notes depending on many factors, including prevailing interest rates and our business performance. We do not intend to list the notes on any securities exchange or any automated quotation system. The underwriters have advised us that they currently intend to make a market in the notes after the consummation of this offering, as permitted by applicable laws and regulations. However, none of the underwriters are obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice. See “Underwriting.”

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $97.9 million, after giving effect to estimated underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds of this offering to repay existing indebtedness incurred under a $700 million revolving credit facility that we entered into on June 30, 2004 and that expires in June 2009. The funds drawn on the revolving credit facility were utilized to repay our $200 million bridge loan which matured in March 2007. Interest on any amount outstanding under the revolving credit facility is payable monthly at a rate per annum of (a) the eurodollar interest rate (LIBOR) plus a margin ranging from 50 to 112.5 basis points, depending on our debt rating by S&P, or (b) the higher of (1) the Bank of America prime rate (as defined in the five-year credit agreement) and (2) the federal funds rate plus 50 basis points, plus a margin of up to 12.5 basis points, depending on our debt rating by S&P. As of May 29, 2007, the interest rate on the $100 million drawn under the revolving credit facility was 8.375%. Borrowings under the revolving credit facility must be repaid by June 30, 2009, unless the maturity date under the revolving credit facility is extended.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

Three Months Ended	Year Ended December 31,
March 31, 2007	2006	2005	2004	2003	2002
9.7x	7.8x	7.3x	2.4x	10.6x	7.3x

For purposes of computing the ratio of earnings to fixed charges, earnings represent our income from continuing operations before income taxes and the cumulative effect of a change in accounting principle, adjusted to exclude the effect of any fixed charges that would reduce such earnings. Fixed charges include interest expense, amortization of debt expense, interest on liabilities required to be accounted for in accordance with Financial Accounting Standards Board Interpretation No.48, Accounting for Uncertainty in Income Taxes, or FIN 48, and the portion of rental expense, approximately 28%, that we estimate represents the interest portion of rental expense.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2007:

•	on an actual basis; and

•	as adjusted to reflect the issuance of the notes and the repayment of amounts borrowed under our revolving credit facility.

You should read the information in this table in conjunction with “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes in our Quarterly Report on Form 10-Q for the period ended March 31, 2007, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(Amounts in thousands except for shares)
Total cash and investments	$2,342,332	$2,335,876

Total debt:
Revolving credit facility	100,000	—
Term loan	300,000	—
6.375% Senior Notes due 2017	—	400,000

Total debt	400,000	400,000

Stockholders’ equity:
Preferred stock ($0.001 par value, 10,000,000 shares authorized, none issued and outstanding)	—	—
Common stock ($0.001 par value, 350,000,000 shares authorized; 142,045,000 shares issued)	141	141
Additional paid-in capital	1,077,069	1,077,069
Treasury common stock, at cost (29,849,000 shares of common stock)	(947,187)	(947,187)
Retained earnings	1,743,985	1,743,985
Accumulated other comprehensive loss	(11,434)	(11,434)

Total stockholders’ equity	1,862,574	1,862,574

Total capitalization	$2,262,574	$2,262,574

DESCRIPTION OF NOTES

The following description is a summary of the material provisions of the notes and the indenture under which the notes are to be issued. This description of the notes supplements and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus. The notes are “Senior Debt Securities,” as that term is used in the accompanying prospectus. You must look to the indenture and the notes for the most complete description of what we describe in summary form in this prospectus supplement and the accompanying prospectus. We urge you to read the indenture and the notes because each of the indenture and the notes, and not the description of the indenture and the notes in this prospectus supplement, defines your rights as holders of the notes. Copies of the indenture are available as indicated under “Where You Can Find More Information” in this prospectus supplement.

In this description of notes, “we,” “us” and similar words refer only to Health Net, Inc. and not to any of its subsidiaries.

The notes will be issued under an indenture, dated as of May 18, 2007, between us and The Bank of New York Trust Company, N.A., as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. The additional notes offered pursuant to this prospectus supplement shall be consolidated with, and shall constitute the same series as, the prior notes, which were issued by us on May 18, 2007. Upon issuance and delivery of the additional notes offered by this prospectus supplement, the total aggregate principal amount outstanding of our 6.375% Senior Notes due 2017 will be $400,000,000. See “—Additional Issuances.”

General

The notes:

•	will be our senior unsecured obligations;

•	will constitute a series of debt securities issued under the indenture and will initially be limited to an aggregate principal amount of $400,000,000;

•	will mature on June 1, 2017;

•	will be subject to earlier redemption at our option as described under “—Optional Redemption;”

•	will not have the benefit of any sinking fund;

•	will be issued in denominations of $2,000 and in integral multiples of $1,000 in excess thereof; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in certificated form. See “—Book-Entry Issuance.”

Interest on the notes will:

•	accrue at the rate of 6.375% per annum;

•	accrue from May 18, 2007 or the most recent interest payment date on which interest was paid;

•	be payable in cash semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2007;

•	be payable to the holders of record on the May 15 and November 15 immediately preceding the related interest payment date; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date or maturity date falls on a day that is not a business day, the required payment of principal or interest will be made on the next business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of the payment on the next business day.

Additional Issuances

We may from time to time, without the consent of existing holders, create and issue additional notes having the same terms and conditions as the notes in all respects, except for the issue date, the issue price and, if applicable, the first payment of interest on the additional notes. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

Ranking

The notes will be our senior and unsecured indebtedness and will rank equally with all of our other existing and future senior and unsecured indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness to the extent of the assets securing that indebtedness and to all indebtedness and other liabilities of our subsidiaries. Indebtedness of our subsidiaries and obligations and liabilities of our subsidiaries are structurally senior to the notes since, in the event of our bankruptcy, liquidation, dissolution, reorganization or other winding up, the assets of our subsidiaries will be available to pay the notes only after the subsidiaries’ indebtedness and obligations and liabilities are paid in full. Because we generally stand as an equity holder, rather than a creditor, of our subsidiaries, creditors of those subsidiaries will have their debt satisfied out of the subsidiaries’ assets before our creditors, including the noteholders. See “Risk Factors—Risks Related to the Notes—We are a holding company and a substantial amount of our cash flow is generated by our subsidiaries. Our regulated subsidiaries are subject to restrictions on the payment of dividends and maintenance of minimum level of capital.”

Exchange and Transfer

You may exchange or transfer the notes in accordance with the indenture. You will not be required to pay a service charge to exchange or transfer the notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The exchange or transfer will only be made if the transfer agent is satisfied with your proof of ownership. See “—Book-Entry Issuance.”

Paying and Paying Agents

We will pay interest, principal and any other money due on the notes at the corporate trust office of the trustee. We may also choose to pay interest by mailing checks or making wire transfers. Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to note holders will, subject to certain exceptions, be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. We may also choose to act as our own paying agent.

Optional Redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes then outstanding to be redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 30 basis points plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any notes that are redeemed. If less than all the notes are redeemed at any time, the trustee will select notes on a pro rata basis or by any other method the trustee deems fair and appropriate in its sole discretion.

For purposes of determining the optional redemption price, the following definitions are applicable:

“comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“independent investment banker” means J.P. Morgan Securities Inc., Banc of America Securities LLC or Citigroup Global Markets Inc., as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“reference treasury dealer” means (1) J.P. Morgan Securities Inc., Banc of America Securities LLC and Citigroup Global Markets Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any two other primary treasury dealers selected by us after consultation with the independent investment banker.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“treasury rate” means, with respect to any redemption date:

•

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined above), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

Except as set forth above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, you will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of your notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, we will offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will mail a notice to you describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Triggering Event provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the trustee for cancellation the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another Person (as defined below) or group may be uncertain.

For purposes of the foregoing discussion of a repurchase at the option of holders upon the occurrence of a Change of Control Triggering Event, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by any two of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any two of the Rating Agencies).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and of our subsidiaries’ properties or assets taken as a whole to any Person other than us or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our voting stock; or (3) the first day on which a majority of the members of our board of directors are not Continuing Directors. Notwithstanding the foregoing, a transaction whereby (a) we become a wholly owned subsidiary of a holding company and (b) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction, will not be deemed to be a Change of Control.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Director” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date of the issuance of the notes; or (2) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P and Fitch.

“Moody’s” means Moody’s Investors Service, Inc.

“Person” has the meaning set forth in the indenture and includes a “person” as used in Section 13(d)(3) of the Exchange Act.

“Rating Agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s, S&P or Fitch, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

Covenants

Except for the limitations on liens and the consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to afford holders of the notes protection with respect to our operations, financial condition or transactions involving us.

Limitation on Liens

We covenant that, so long as any of the notes remain outstanding, we will not, and will not permit any Consolidated Subsidiary, to create or assume any indebtedness for money borrowed which is secured by a lien (as defined in the indenture) upon any assets, whether now owned or hereafter acquired, of ours or any such Consolidated Subsidiary without equally and ratably securing the notes by a lien ranking ratably with and equally to such secured indebtedness, except that the foregoing restriction shall not apply to:

•	liens on assets of any corporation existing at the time such corporation becomes a Consolidated Subsidiary;

•

liens on assets existing at the time of acquisition thereof, or to secure the payment of the purchase price of such assets, or to secure indebtedness incurred or guaranteed by us or a Consolidated Subsidiary for the purpose of financing the purchase price of such assets or improvements or construction thereon, which indebtedness is incurred or guaranteed prior to, at the time of or within 360 days after such acquisition, or in the case of real property, completion of such improvement or construction or commencement of full operation of such property, whichever is later;

•	liens securing indebtedness owed by any Consolidated Subsidiary to us or another wholly owned Subsidiary;

•

liens on any assets of a corporation existing at the time such corporation is merged into or consolidated with us or a Subsidiary or at the time of a purchase, lease or other acquisition of the assets of the corporation or firm as an entirety or substantially as an entirety by us or a Subsidiary;

•

liens on any assets of ours or a Consolidated Subsidiary in favor of the United States or any state thereof, or in favor of any other country, or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price, or, in the case of real property, the cost of construction, of the assets subject to such liens, including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financing;

•	any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any lien referred to in the foregoing;

•	certain statutory liens or other similar liens arising in the ordinary course of our or a Consolidated Subsidiary’s business, or certain liens arising out of government contracts;

•	certain pledges, deposits or liens made or arising under the worker’s compensation or similar legislation or in certain other circumstances;

•	certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards;

•

liens for certain taxes or assessments, landlord’s liens and liens and charges incidental to the conduct of the business or the ownership of our assets or those of a Consolidated Subsidiary, which were not incurred in connection with the borrowing of money and which do not, in our opinion, materially impair the use of such assets in the operation of our business or that of such Consolidated Subsidiary or the value of such assets for the purposes thereof; or

•

liens relating to accounts receivable of ours or any of our Subsidiaries which have been sold, assigned or otherwise transferred to another Person (as defined in the indenture) in a transaction classified as a sale of accounts receivable in accordance with generally accepted accounting principles, to the extent the sale by us or the applicable Subsidiary is deemed to give rise to a lien in favor of the purchaser thereof in such accounts receivable or the proceeds thereof.

Notwithstanding the above, we or any of our Consolidated Subsidiaries may, without securing the notes, create or assume any indebtedness which is secured by a lien which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the Exempted Debt then outstanding at such time does not exceed 10% of our total assets on a consolidated basis.

For purposes of the foregoing discussion of limitation on liens, the following definitions are applicable:

“Attributable Debt” shall mean in connection with a sale and lease-back transaction the lesser of (a) the fair value of the assets subject to such transaction, as determined by Health Net’s board of directors, or (b) the present value of the obligations of the lessee for net rental payments during the term of any lease discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes outstanding pursuant to the indenture, compounded semi-annually in either case as determined by our principal accounting or financial officer.

“Consolidated Subsidiary” shall mean any subsidiary substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States whose financial statements are consolidated with our financial statements in accordance with generally accepted accounting principles.

“Exempted Debt” shall mean the sum of the following as of the date of determination: (1) Indebtedness of ours and our Consolidated Subsidiaries incurred after the date of issuance of the notes and secured by liens not permitted by the limitation on liens provisions, and (2) Attributable Debt of ours and our Consolidated Subsidiaries in respect of every sale and lease-back transaction entered into after the date of the issuance of the notes.

“Indebtedness” shall mean all items classified as indebtedness on our then most recently available consolidated balance sheet, in accordance with generally accepted accounting principles.

Consolidation, Merger or Sale

We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless (a) we will be the continuing corporation or (b) the successor corporation or person to which our assets are transferred or leased is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations under the notes and under the indenture. In addition, we cannot effect such a transaction unless immediately after giving effect to such transaction, no default or event of default under the indenture (an “Event of Default”) shall have occurred and be continuing. Subject to certain exceptions, when the person to whom our assets are transferred or leased has assumed our obligations under the notes and the indenture, we will be discharged from all our obligations under the notes and the indenture.

This covenant would not apply to any recapitalization transaction, a change of control or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

Each of the following will be an Event of Default under the indenture:

•

failure to pay interest for 30 days after the date payment is due and payable; provided that an extension of an interest payment period by Health Net in accordance with the terms of the notes shall not constitute a failure to pay interest;

•	failure to pay principal or premium, if any, on any note when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to perform any other covenant or agreement in the notes or indenture for a period of 60 days after notice that performance was required;

•

(A) our failure or the failure of any our subsidiaries to pay indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $50,000,000, at the later of final maturity and the expiration of any related applicable grace period and such defaulted payment shall not have been made, waived or extended within 30 days after notice or (B) acceleration of the maturity of indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $50,000,000, if that acceleration results from a default under the instrument giving rise to or securing such indebtedness for money borrowed and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days after notice; or

•	events in bankruptcy, insolvency or reorganization of Health Net.

If an Event of Default relating to the payment of interest or principal involving the notes has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the entire principal of all of the notes, and any accrued interest, to be due and payable immediately.

If an Event of Default relating to the performance of other covenants occurs and is continuing, or if any other Event of Default occurs and is continuing involving the notes, then the trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the entire principal amount of the notes, and any accrued interest, due and payable immediately. The holders of not less than a majority in aggregate principal amount of the notes may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the notes.

If an Event of Default relating to events in bankruptcy, insolvency or reorganization of Health Net occurs and is continuing, then the principal amount of all of the notes outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of the notes against us. Except as provided below, no holder of notes may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of an Event of Default and continuance of that default;

•	the holders of at least 25% in principal amount of the outstanding notes have requested in writing that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable security or indemnity satisfactory to it for costs, expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding notes.

Notwithstanding the foregoing, each holder of notes has the right, which is absolute and unconditional, to receive payment of the principal of, premium and interest, if any, on such notes when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired or affected without the consent of that holder of notes.

We will be required to file annually with the trustee a certificate, signed by an officer of Health Net, stating whether or not the officer knows of any default or noncompliance by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Book-Entry Issuance

The notes will be represented by one or more global notes that will be deposited with and registered in the name of The Depository Trust Company, or DTC, or its nominee. We will not issue certificated notes to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its own clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This book-entry system eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the principal amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners of interests in that global note.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants’ accounts on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or us.

Notes represented by one or more global notes will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as a depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days;

•	an Event of Default occurs and is continuing in respect of the notes; or

•	we in our sole discretion decide to discontinue the book-entry system.

If a global note is exchanged for certificated notes, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated notes.

Euroclear and Clearstream

Links have been established among DTC, Clearstream Banking S.A., or Clearstream, and Euroclear Bank S.A./N.V., or Euroclear, which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of notes sold outside the United States and cross-market transfers of the notes associated with secondary market trading.

Noteholders may hold their notes through the accounts maintained by Euroclear or Clearstream in DTC only if they are participants of those systems, or indirectly through organizations which are participants in those systems.

Euroclear and Clearstream will hold omnibus book-entry positions on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries, which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear and Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Transfers of notes by persons holding through Euroclear or Clearstream participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositaries to take action to effect exercise of the notes on its behalf by delivering notes through DTC and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the notes held through Euroclear and Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.

All information in this prospectus supplement on Euroclear and Clearstream is derived from Euroclear or Clearstream, as the case may be, and reflects the policies of such organizations. These organizations may change these policies without notice.

Concerning the Trustee

The Bank of New York Trust Company, N.A. is the trustee under the indenture governing the notes offered hereby. The trustee may resign or be removed and a successor trustee may be appointed to act with respect to the notes.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN UNITED STATES FEDERAL

INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the anticipated material United States federal income tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of the notes, as of the date hereof. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, entities treated as partnerships for United States federal income tax purposes or partners or members therein, banks or other financial institutions, broker dealers, insurance companies, regulated investment companies, tax-exempt entities, common trust funds, controlled foreign corporations, dealers in securities or currencies, and persons in special situations, such as those who hold notes as part of a straddle, hedge, synthetic security, conversion transaction, or other integrated investment comprised of notes and one or more other investments). Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders that purchase the notes in the initial offering at their issue price and that hold such notes as capital assets (generally, property held for investment) for United States federal income tax purposes. In addition, this discussion does not describe any tax consequences arising under United States federal gift or estate or other federal tax laws or under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

You are urged to consult your tax advisor concerning the United States federal income tax consequences to you of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of notes that is not for U.S. federal income tax purposes any of the following: (1) a citizen or individual resident of the United States; (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate, the income of which is subject to United States federal income tax regardless of the source; or (4) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or (B) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisor.

Payments of Interest

Payments of interest on the notes to a Non-U.S. Holder generally will not be subject to United States federal withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to us, directly or indirectly, through stock ownership; and

•

either (a) the beneficial owner of the notes certifies on the appropriate IRS form, under penalties of perjury, that it is not a U.S. person and provides its name and address, or (b) the notes are held through certain foreign intermediaries and the beneficial owner of the notes satisfies certain certification requirements of the applicable Treasury Regulations, and, in either case, neither we nor our agent has actual knowledge or reason to know that the beneficial owner of the note is a U.S. person. Special certification rules apply to certain Non-U.S. Holders that are entities other than individuals.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest made to such Non-U.S. Holder will generally be subject to a 30% withholding tax or a lower rate as may be specified by an applicable tax treaty, unless the interest is effectively connected with the conduct of a U.S. trade or business as described below. A Non-U.S. Holder who claims the benefit of an applicable tax treaty will generally be required to satisfy applicable certification and other requirements. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under the relevant tax treaty.

Interest on the notes that is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (if the non-U.S. holder provides the payor with a Form W-8ECI), and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder, will generally not be subject to such withholding tax but rather will be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates. In addition, a Non-U.S. Holder that is a foreign corporation receiving effectively connected interest may be subject to an additional “branch profits tax” which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits, subject to certain adjustments. This tax is imposed at a 30% or a lower rate as may be specified by an applicable tax treaty.

Disposition of Notes

Generally, the 30% withholding tax described above is not applicable to any gain realized by a Non-U.S. Holder upon the sale, exchange or other disposition of a note.

A Non-U.S. Holder will generally not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business and, if there is an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States.

Information Reporting and Backup Withholding

Payments of Interest.    Generally, the amount of interest paid to a Non-U.S. Holder and the amount of tax, if any, withheld with respect to such payments and certain other information must be reported to the IRS. Such information may also be provided to the authorities of the country in which a Non-U.S. Holder resides pursuant to the terms of an applicable tax treaty.

In general, backup withholding will not be required with respect to payments that we make to a Non-U.S. Holder if the Non-U.S. Holder has furnished the requisite documentation described above or otherwise establishes an exemption; provided that neither we nor our agent has actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any exemption are not in fact satisfied. Certain additional rules may apply where the notes are held through a custodian, nominee, broker, foreign partnership or foreign intermediary.

Disposition of Notes.    Information reporting and backup withholding will not apply to the proceeds of the sale of a note made within the United States or conducted through certain United States related financial intermediaries by a Non-U.S. Holder, if the payor receives the requisite documentation described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.

Any amount paid as backup withholding will be creditable against the Non-U.S. Holder’s United States federal income tax liability or, in the absence thereof, eligible for refund, provided that the required information is timely furnished to the IRS. Non-U.S. Holders should consult their tax advisors as to their qualification for exemption for backup withholding and the procedure for obtaining such an exemption.

UNDERWRITING

We are selling the additional notes to the underwriters named in the table below pursuant to an underwriting agreement, dated May 29, 2007, by and among us and the underwriters named below. Subject to certain conditions, we have agreed to sell to each of the underwriters and each of the underwriters has severally agreed to purchase the principal amount of additional notes set forth opposite that underwriter’s name in the table below.

Underwriters	Principal Amount of Additional Notes
Banc of America Securities LLC	$65,000,000
Credit Suisse Securities (USA) LLC	35,000,000

Total	$100,000,000

Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the additional notes if they buy any of them. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the additional notes to the public when and if the underwriters buy the additional notes from us.

The underwriters have advised us that they intend to make a market in the additional notes, but the underwriters have not obligated themselves to do so and may discontinue market making at any time without notice. We can give you no assurance as to the liquidity of the trading market for the additional notes.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The expenses of the offering, not including estimated underwriting discounts and commissions, are estimated to be $200,000 and are payable by us.

The underwriters will initially offer the additional notes at the initial public offering price set forth on the cover of this prospectus supplement. The underwriters may sell the additional notes to securities dealers at a discount from the initial public offering price of up to 0.300% of the principal amount of the additional notes. Any such securities dealers may resell any additional notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.200% of the principal amount of the additional notes. If the underwriters do not sell all of the additional notes at the initial offering price, the underwriters may change the offering price and other selling terms.

In connection with this offering, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the managing underwriter to reclaim a selling concession from a syndicate member when the notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the representatives engage in stabilizing transactions, syndicate covering transactions or penalty bids, they may discontinue them at any time.

Certain of the underwriters and their affiliates have engaged and in the future may engage in investment banking transactions with, and provide services to, us or our subsidiaries in the ordinary course of business. An affiliate of Banc of America Securities LLC is the administrative agent and affiliates of each of Banc of America Securities LLC and Credit Suisse Securities (USA) LLC are lenders under our $700 million revolving credit facility and may receive a portion of the amounts to be repaid under the revolving credit facility from the net proceeds of this offering. Because more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, this offering is being conducted in compliance with Rule 2710(h) of the NASD Conduct Rules. In accordance with such requirements, Credit Suisse Securities (USA) LLC has agreed to act as the “qualified independent underwriter” (within the meaning of Rule 2720 of the NASD Conduct Rules) and has conducted due diligence and will recommend a minimum yield at which the additional notes will be distributed to the public. We have agreed to indemnify Credit Suisse Securities (USA) LLC for acting as the “qualified independent underwriter” against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Credit Suisse Securities (USA) LLC, acting in such capacity, may be required to make in respect of those liabilities.

VALIDITY OF NOTES

The validity of the notes offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California and for the underwriters by Sullivan & Cromwell LLP, Washington, D. C.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting (which is included under Part II, Item 9A in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to the Company’s change in its method of accounting for share-based compensation in 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Health Net, Inc.

Debt Securities

Health Net, Inc. intends to offer and sell from time to time the debt securities described in this prospectus. We will provide the specific terms of these securities in supplements to this prospectus. Our common stock is listed on the New York Stock Exchange, or NYSE, under the ticker symbol “HNT.”

We urge you to read carefully this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the securities being offered to you, before you make your investment decision.

See “Risk Factors” included in our most recently filed Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and all amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, to read about factors you should consider before buying the debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 15, 2007.

i

In this prospectus, “Health Net,” “we,” “us,” “our” and similar terms refer to Health Net, Inc. and its subsidiaries, unless otherwise stated or the context requires otherwise. References to the “Company” are to Health Net, Inc.

A BOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

W HERE YOU CAN FIND MORE INFORMATION

We make available free of charge on or through our Internet web site, www.healthnet.com, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Copies of our Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the Audit Committee, Compensation Committee, Governance Committee and Finance Committee of our Board of Directors are also available on our Internet web site. We will provide electronic or paper copies free of charge upon request.

We are subject to the information and reporting requirements of the Exchange Act, under which we file periodic reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Room of the SEC upon payment of prescribed fees. Please call the SEC at 800-SEC-0330 for further information about the Public Reference Room. These filings also are available on our corporate website, www.healthnet.com. Information contained on our website is not part of this prospectus.

I NFORMATION INCORPORATED BY REFERENCE

Rather than include certain information in this prospectus that we have already included in reports filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the following documents filed by Health Net, Inc.:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2007;

•	Current Report on Form 8-K dated January 3, 2007 (filed January 3, 2007);

•	Current Report on Form 8-K dated February 23, 2007 (filed February 26, 2007);

•	Current Report on Form 8-K dated February 23, 2007 (filed February 28, 2007); and

•	Current Report on Form 8-K dated March 14, 2007 (filed March 14, 2007).

In addition, all reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus will be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of the filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents that are incorporated into this prospectus by reference, other than exhibits to any such document unless such exhibits are specifically incorporated by reference into the document to which this prospectus refers. You should direct such requests to Health Net, Inc., 21650 Oxnard Street, Woodland Hills, California 91367, Attention: Investor Relations, Tel: (818) 676-6000.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell any debt securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or the prospectus supplement, as the case may be.

S PECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, regarding our business, financial condition and results of operations. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements involve risks and uncertainties. All statements other than statements of historical information provided or incorporated by reference herein may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “may,” “should,” “could,” “estimate” and “intend” and other similar expressions are intended to identify forward-looking statements. Managed health care companies operate in a highly competitive, constantly changing environment that is significantly influenced by, among other things, aggressive marketing and pricing practices of competitors and regulatory oversight. Factors that could cause our actual results to differ materially from those reflected in forward-looking statements include, but are not limited to, those risks discussed in our other filings from time to time with the SEC.

Any or all forward-looking statements in this prospectus, the documents incorporated by reference herein and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many of the factors under the heading “Risk Factors” in our most recently filed Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and all amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Exchange Act, will be important in determining future results. These factors should be considered in conjunction with any discussion of operations or results by us or our representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors or other communications by us. You should not place undue reliance on any forward-looking statements, which reflect management’s analysis, judgment, belief or expectation only as of the date thereof. Except as may be required by law, we do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications.

H EALTH NET, INC.

We are an integrated managed care organization that delivers managed health care services through health plans and government sponsored managed care plans. We operate and conduct our businesses through subsidiaries of Health Net, Inc., which is among the nation’s largest publicly traded managed health care companies.

Our health plans and government contracts subsidiaries provide health benefits through our health maintenance organizations, or HMOs, insured preferred provider organizations, or PPOs, and point-of-service, or POS, plans through group, individual, Medicare, (including the Medicare prescription drug benefit commonly referred to as “Part D”), Medicaid, TRICARE and Veterans Affairs programs. Our behavioral health services subsidiary, Managed Health Network, provides behavioral health, substance abuse and employee assistance programs. Our subsidiaries also offer managed health care products related to prescription drugs and offer managed health care product coordination for multi-region employers and administrative services for medical groups and self-funded benefits programs. In addition, we own health and life insurance companies licensed to sell exclusive provider organization, also known as “EPO,” PPO, POS and indemnity products, as well as auxiliary non-health products such as life and accidental death and dismemberment, dental, vision, behavioral health and disability insurance.

Our executive offices are located at 21650 Oxnard Street, Woodland Hills, California 91367, and our Internet web site address is www.healthnet.com. Information contained on our website is not part of this prospectus.

R ISK FACTORS

An investment in our debt securities is subject to certain risks. A description of some of those risks and the uncertainties we face is set forth under the heading “Risk Factors” included in our most recently filed Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and all amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Exchange Act. You should read these risk factors before you consider buying the debt securities.

U SE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general operational purposes, which may include, but are not limited to, working capital, capital expenditures, the repayment or refinancing of outstanding indebtedness, and the financing of future acquisitions.

D ESCRIPTION OF DEBT SECURITIES

The following descriptions of the debt securities do not purport to be complete and are subject to and qualified in their entirety by reference to the indenture, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. Any future supplemental indenture or similar document also will be so filed. You should read the indenture and any supplemental indenture or similar document because they, and not this description, define your rights as holder of our debt securities. All capitalized terms have the meanings specified in the indenture.

Health Net may issue, from time to time, debt securities, in one or more series, that will consist of either its senior debt, or Senior Debt Securities, its senior subordinated debt, or Senior Subordinated Debt Securities, or its subordinated debt, or Subordinated Debt Securities. The Senior Subordinated Debt Securities and the Subordinated Debt Securities are referred to as the Subordinated Securities in this prospectus. The debt securities we offer will be issued under an indenture between us and The Bank of New York Trust Company, N.A., acting as trustee.

General Terms of the Indenture

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit designated by us. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to afford holders of any debt securities protection with respect to our operations, financial condition or transactions involving us.

We may issue debt securities as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for U.S. federal income tax purposes, be treated as if they were issued with “original issue discount,” or “OID,” because of interest payment and other characteristics. Special U.S. federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

The applicable prospectus supplement for a series of debt securities that we issue will describe, among other things, the following terms of the offered debt securities:

•	the title;

•	the aggregate principal amount;

•	whether issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

•	whether issued in the form of one or more global securities and whether all or a portion of the principal amount of the debt securities is represented thereby;

•	the price or prices at which the debt securities will be issued;

•	the date or dates on which principal is payable;

•	the place or places where and the manner in which principal, premium, if any, or interest will be payable and the place or places where the debt securities may be presented for transfer and exchange;

•	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	our rights or obligations to redeem or purchase the debt securities, including sinking fund or partial redemption payments;

•	the currency or currencies of payment of principal or interest;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	the terms, if any, pursuant to which any debt securities will be subordinate to any of our other debt;

•

if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

•	if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations;

•	any provisions for the remarketing of the debt securities;

•	if applicable, covenants affording holders of debt protection with respect to our operations, financial condition or transactions involving us; and

•	any other specific terms of any debt securities.

The applicable prospectus supplement will set forth certain U.S. federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are listed or quoted, if any.

Debt securities issued by us will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, except to the extent any such subsidiary guarantees or is otherwise obligated to make payment on such debt securities.

Unless otherwise provided in the applicable prospectus supplement, all securities of any one series need not be issued at the same time and may be issued from time to time without consent of any holder.

Senior Debt Securities

Payment of the principal of, premium, if any, and interest on Senior Debt Securities will rank on a parity with all of our other unsecured and unsubordinated debt.

Senior Subordinated Debt Securities

Payment of the principal of, premium, if any, and interest on Senior Subordinated Debt Securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt. We will set forth in the applicable prospectus supplement relating to any Senior Subordinated Debt Securities the subordination terms of such securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the Senior Subordinated Debt Securities. We will also set forth in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Subordinated Debt Securities

Payment of the principal of, premium, if any, and interest on Subordinated Debt Securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior and senior subordinated debt. We will set forth in the applicable prospectus supplement relating to any Subordinated Debt Securities the subordination terms of such securities as well as the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by its terms would be senior to the Subordinated Debt Securities. We will also set forth in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Consolidation, Merger or Sale

We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless (a) we will be the continuing corporation or (b) the successor corporation or person to which our assets are transferred or leased is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes all of our obligations under the debt securities and under the indenture. In addition, we cannot effect such a transaction unless immediately after giving effect to such transaction, no default or event of default under the indenture shall have occurred and be continuing. Subject to certain exceptions, when the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we shall be discharged from all our obligations under the debt securities and the indenture, except in limited circumstances.

This covenant would not apply to any recapitalization transaction, a change of control of Health Net or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

Unless otherwise indicated, the term “Event of Default,” when used in the indenture, means any of the following:

•

failure to pay interest for 30 days after the date payment is due and payable; provided that an extension of an interest payment period by Health Net in accordance with the terms of the debt securities shall not constitute a failure to pay interest;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to make sinking fund payments when due;

•	failure to perform any other covenant or agreement in the debt securities or indenture for a period of 60 days after notice that performance was required;

•

(A) our failure or the failure of any our subsidiaries to pay indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $50,000,000, at the later of final maturity and the expiration of any related applicable grace period and such defaulted payment shall not have been made, waived or extended within 30 days after notice or (B) acceleration of the maturity of indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $50,000,000, if that acceleration results from a default under the instrument giving rise to or securing such indebtedness for money borrowed and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days after notice;

•	events in bankruptcy, insolvency or reorganization of Health Net; or

•	any other Event of Default provided in the applicable resolution of our board of directors or the officers’ certificate or supplemental indenture under which we issue a series of debt securities.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. If an Event of Default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series, and any accrued interest, to be due and payable immediately.

If an Event of Default relating to the performance of other covenants occurs and is continuing, or if any other Event of Default occurs and is continuing involving all of the series of Senior Debt Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Senior Debt Securities may declare the entire principal amount of all of the series of Senior Debt Securities, and any accrued interest, due and payable immediately.

Similarly, if an Event of Default relating to the performance of other covenants occurs and is continuing, or if any other Event of Default occurs and is continuing involving all of the series of Subordinated Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Subordinated Securities may declare the entire principal amount of all of the series of Subordinated Securities, and any accrued interest, due and payable immediately.

If, however, the Event of Default relating to the performance of other covenants or any other Event of Default that has occurred and is continuing is for less than all of the series of Senior Debt Securities or Subordinated Securities, as the case may be, then, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the Senior Debt Securities or the Subordinated Securities, as the case may be, may declare the entire principal amount of all debt securities of such affected series, and any accrued interest, due and payable immediately. The holders of not less than a majority in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

If an Event of Default relating to events in bankruptcy, insolvency or reorganization of Health Net occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of debt securities against us. Except as provided below, no holder of debt securities of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of an Event of Default and continuance of that default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested in writing that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable security or indemnity satisfactory to it for costs, expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the affected series.

Notwithstanding the foregoing, each holder of debt securities of any series has the right, which is absolute and unconditional, to receive payment of the principal of, premium and interest, if any, on such debt securities when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired or affected without the consent of that holder of debt securities.

We will be required to file annually with the trustee a certificate, signed by an officer of Health Net, stating whether or not the officer knows of any default or noncompliance by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Registered Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more fully registered global securities that we will deposit with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for such registered global security to its nominee; or

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement with respect to any portion of such series represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•

ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for the registered global security, those persons being referred to as “participants,” or persons that may hold interests through participants;

•

upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•

ownership of any beneficial interest in the registered global security will be shown on, and the transfer of any ownership interest will be effected only through, records maintained by the depositary for the registered global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants).

The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and those participants would authorize beneficial owners owning through those participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. None of Health Net, the trustee or any other agent of Health Net or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In such event, we will issue debt securities of that series in definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.” We will deposit these bearer global securities with a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking S.A., or with a nominee for the depositary identified in the prospectus supplement relating to that series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, with respect to the portion of the series represented by a bearer global security.

Discharge, Legal Defeasance and Covenant Defeasance

We can discharge or defease our obligations under the indenture as set forth below. Unless otherwise set forth in the applicable prospectus supplement, the subordination provisions applicable to any Subordinated Securities will be expressly made subject to the discharge and defeasance provisions of the indenture.

We may discharge our obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable within one year (or are scheduled for redemption within one year). We may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations or a combination thereof, as trust funds, in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time (“legal defeasance”). We also may be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an Event of Default (“covenant defeasance”). We may effect legal defeasance and covenant defeasance only if, among other things:

•

we irrevocably deposit with the trustee cash or U.S. government obligations or a combination thereof, as trust funds, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal, premium, if any, and interest on all outstanding debt securities of the series and any mandatory sinking fund payments; and

•

we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the legal defeasance or covenant defeasance and that legal defeasance or covenant defeasance will not otherwise alter the holders’ U.S. federal income tax treatment of principal, premium, if any, and interest payments on the series of debt securities, which opinion, in the case of legal defeasance, must be based on a ruling of the Internal Revenue Service, or a change in U.S. federal income tax law since the date of the indenture.

Although we may discharge or defease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to, among other things:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indenture;

•	establish the forms or terms of debt securities of any series; and

•	evidence and provide for the acceptance of appointment by a successor trustee.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of Senior Debt Securities or Subordinated Securities, as the case may be, then outstanding and affected (voting as one class), add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

•	extend the final maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal (other than as may be provided otherwise with respect to a series), premium, if any, or interest is payable;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

•	modify any of the subordination provisions or the definition of senior indebtedness applicable to any Subordinated Securities in a manner adverse to the holders of those securities;

•	alter provisions of the indenture relating to the debt securities not denominated in U.S. dollars;

•	impair or affect the right of any holder of the debt securities to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

Concerning the Trustee

The indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only with respect to the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery (including authentication and delivery on original issuance of the debt securities) of, the debt securities of a series will be effected by the trustee with respect to that series at an office designated by the trustee in New York, New York.

The indenture contains limitations on the right of the trustee, should it become a creditor of Health Net, to obtain payment of claims in some cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties with respect to the debt securities, however, it must eliminate the conflict or resign as trustee.

The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee with respect to such series of debt securities, provided that the direction would not conflict with any rule of law or with the indenture, would not be unduly prejudicial to the rights of another holder of the debt securities, and would not involve any trustee in personal liability. The indenture provides that in case an Event of Default shall occur and be known to any trustee and not be cured, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trustee’s power. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

No Individual Liability of Incorporators, Stockholders, Officers or Directors

The indenture provides that no incorporator of Health Net, and no past, present or future stockholder, officer or director of Health Net or any successor corporation, in their capacity as such, shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

P LAN OF DISTRIBUTION

Health Net may sell debt securities in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by itself directly;

•	through agents; or

•	through a combination of any of these methods of sale.

The prospectus supplements relating to an offering of offered securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to Health Net from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the NYSE, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If a dealer is used in the sale, Health Net will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by Health Net to one or more institutional purchasers, or through agents designated by Health Net from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Health Net to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Each of the securities issued hereunder will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange or the Nasdaq Stock Market. Any underwriters to whom Health Net sells securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a market for the offered securities.

V ALIDITY OF SECURITIES

The validity of the securities being offered hereby is being passed upon for Health Net by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

E XPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting (which is included under Part II, Item 9A in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to the Company’s change in its method of accounting for share-based compensation in 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.